Exhibit 99.1

Central GoldTrust

Central GoldTrust Receives Unitholder Proposal

February 10, 2015

Central GoldTrust (established on April 28, 2003) (the “Trust”) (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT - GTU (U.S.$)) today announced that it has received a unitholder proposal from Polar Securities Inc. (“Polar”), on behalf of North Pole Capital Master Fund (the “Fund”), requesting that the board of trustees of the Trust (the “Board”) submit the Fund’s proposal (the “Polar Proposal”) to unitholders at the upcoming annual and special meeting of the unitholders scheduled to be held on May 1st, 2015 (the “Annual Meeting”). The Polar Proposal proposes certain amendments to the unit redemption provisions of the Trust’s Amended and Restated Declaration of Trust dated April 24, 2008. In a press release issued by Polar yesterday, Polar also indicated that it may seek to reconstitute the Board at the Annual Meeting.

The Board understands that the Fund owns a total of 852,044 units of the Trust (“Units”) which represents approximately 4.4% of the issued and outstanding Units. Polar exercises control and direction over all of such Units in its capacity as investment advisor to the Fund.

CIBC World Markets has been retained as financial advisors to assist in the review of the Polar Proposal and Dentons Canada LLP has been retained as legal advisors. The Board will consider the Polar Proposal and provide an update to the Trust’s unitholders in due course.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At February 6, 2015, the Units were 98.9% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. The Trust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Trust’s filings with the Canadian securities regulatory authorities and the SEC.

For further information, contact J.C. Stefan Spicer, President and CEO;

Email: info@gold-trust.com; Website: www.gold-trust.com; Telephone: 905-304-GOLD (4653).